UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                             Origen Financial, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68619E208
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Brian F. Corey
                                     GTH LLC
                              1100 Landmark Towers
                              345 St. Peter Street
                           Saint Paul, Minnesota 55102
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Rosalind Fahey Kruse
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099

                                  July 1, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
       240.13d-1(g), check the following box:     [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 1 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            GTH LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 2 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 3 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners Strategic, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 4 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners SBS, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 5 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners AIV II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 6 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners Strategic AIV II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 7 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners  AIV III, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 8 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners Strategic AIV III, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 9 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Associates, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 10 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge GP Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 11 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Jeffrey H. Aronson
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

--------------------------                              ------------------------
CUSIP No.  68619E208                                    Page 12 of 19
--------------------------                              ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Mark T. Gallogly
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0 (see Items 4 and 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment") amends the Schedule 13D originally filed on May 12, 2008 ("Original 13D") on behalf of GTH LLC, a Delaware limited liability company ("GTH"), Centerbridge Capital Partners, L.P., a Delaware limited partnership ("CCPLP"), Centerbridge Capital Partners Strategic, L.P., a Delaware limited partnership ("CCP Strategic"), Centerbridge Capital Partners SBS, L.P., a Delaware limited partnership ("CCP SBS"), Centerbridge Capital Partners AIV II, L.P., a Delaware limited partnership ("CCP AIV II"), Centerbridge Capital Partners Strategic AIV II, L.P., a Delaware limited partnership ("CCP Strategic AIV II"), Centerbridge Capital Partners AIV III, L.P., a Delaware limited partnership ("CCP AIV III"), Centerbridge Capital Partners Strategic AIV III, L.P., a Delaware limited partnership ("CCP Strategic AIV III", together with CCPLP, CCP Strategic, CCP SBS, CCP AIV II, CCP Strategic AIV II, CCP AIV III, the "Centerbridge Funds"), Centerbridge Associates, L.P., a Delaware limited partnership, in its capacity as general partner of the Centerbridge Funds, Centerbridge GP Investors, LLC, a Delaware limited liability company, in its capacity as general partner of Centerbridge Associates, L.P., Mr. Jeffrey H. Aronson and Mr. Mark T. Gallogly with respect to shares of Common Stock (as defined in Item 1 of the Original 13D) that might have been deemed beneficially owned by each of them.

     GTH, CCPLP, CCP Strategic, CCP SBS, CCP AIV II, CCP Strategic AIV II, CCP AIV III, CCP Strategic AIV III, Centerbridge Associates, L.P., Centerbridge GP Investors, LLC, Mr. Jeffrey H. Aronson and Mr. Mark T. Gallogly are herein collectively referred to as the "Reporting Persons."

     The Reporting Persons are making this single joint filing pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934, as amended. The agreement among the Reporting Persons to file jointly was attached as Exhibit D to the Original 13D.

     Certain information contained in this Amendment relates to the ownership of Common Stock by persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to the Reporting Persons.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

     Not applicable.

Item 4.   Purpose of Transaction.

     Item 4 of the Original 13D is hereby amended and restated in its entirety as follows:

     On April 30, 2008, Green Tree Servicing LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of GTH ("GTS"), entered into an Asset Purchase Agreement (as amended from time to time, the "Purchase Agreement") with the

Issuer, Origen Servicing, Inc., a Delaware corporation and a wholly owned indirect subsidiary of the Issuer, and Origen Financial L.L.C., a Delaware limited liability company and a wholly owned direct subsidiary of the Issuer, providing for, among other things, the purchase by GTS of certain loan servicing rights and related assets of the Issuer's subsidiaries.

     Pursuant to its terms, the Purchase Agreement and the transactions contemplated thereby are to be submitted to a vote of the Issuer's stockholders. In connection with the Purchase Agreement, GTH entered into a Voting Agreement, dated as of April 30, 2008 (as amended from time to time, the "Voting Agreement"), with certain of the Issuer's securityholders set forth therein (the "Voting Agreement Parties").

     Under the Voting Agreement, among the other things, each Voting Agreement Party agreed, during the term of the Voting Agreement, to: (i) at any meeting of stockholders of the Issuer (or in connection with any written consent of such stockholders), vote the shares of Common Stock beneficially owned by it in favor of the adoption, approval and consummation of the Purchase Agreement and the transactions contemplated thereby; (ii) at any meeting of stockholders of the Issuer (or in connection with any written consent of such stockholders), vote the shares of Common Stock beneficially owned by it against any competing or alternative transaction or any other action, matter or agreement that would or is intended, or could reasonably be expected, to result in a competing or alternative transaction or a breach of the provisions of the Purchase Agreement by the Issuer or its applicable subsidiaries; and (iii) grant to GTH a proxy (each, a "Proxy") over the shares of Common Stock beneficially owned by it, pursuant to which GTH may designate its president and any of its vice presidents to serve as proxies for the purpose of voting such shares as described in the immediately preceding clauses (i) and (ii). Each Voting Agreement Party may vote the Common Stock beneficially owned by it, and GTH's designated proxies may not exercise any voting rights of such Common Stock, in respect of any matter not referred to in such Voting Agreement Party's Proxy. The Voting Agreement and related Proxies will terminate immediately following the earliest to occur of
(x) the consummation of the transactions contemplated by the Purchase Agreement,
(y) the termination of the Purchase Agreement in accordance with its terms, or
(z) written notice by GTH to the Voting Agreement Parties of the termination of the Voting Agreement.

     On July 1, 2008, the transactions contemplated by the Purchase Agreement were consumated and, consequently, the Voting Agreement and the Proxies were terminated pursuant to their respective terms. As a result of such termination, the Reporting Persons no longer have any power to vote any shares of Common Stock and thus may not be deemed beneficial owners of any shares of Common Stock that are beneficially owned by the Voting Agreement Parties.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a) and (b) of the Original 13D are hereby amended and rested in their entirety as follows:

     (a) and (b) As a result of the termination of the Voting Agreement and Proxies pursuant to their respective terms, as of July 1, 2008, none of the Reporting Persons (i) has the sole or shared power to vote any shares of Common Stock, (ii) has the sole or shared power to dispose of any shares of Common Stock or (iii) may be deemed to have sole or shared beneficial ownership of any shares of Common Stock.

     Item 5 of the Original 13D is hereby further amended by adding the following paragraph (e) to the end thereof:

     (e) As of July 1, 2008, none of the Reporting Persons may be deemed the beneficial owners of more than 5% of the Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2008


GTH LLC                                     CENTERBRIDGE CAPITAL PARTNERS, L.P.

                                            By: Centerbridge Associates, L.P.,
                                            its General Partner
                                            By: Centerbridge GP Investors, LLC,
                                            its General Partner

By:  /s/ Brian F. Corey
      -------------------------             By:  /s/ Lance N. West
      Name:  Brian F. Corey                      -------------------------------
      Title: Senior Vice President               Name:  Lance N. West
             General Counsel and Secretary       Title: Senior Managing Director


CENTERBRIDGE CAPITAL PARTNERS SBS, L.P.     CENTERBRIDGE CAPITAL PARTNERS
                                            AIV II, L.P.

By: Centerbridge Associates, L.P.,          By: Centerbridge Associates, L.P.,
its General Partner                         its General Partner
By: Centerbridge GP Investors, LLC,         By: Centerbridge GP Investors, LLC,
its General Partner                         its General Partner

By:  /s/ Lance N. West                      By:  /s/ Lance N. West
     -------------------------------             -------------------------------
     Name:  Lance N. West                        Name:  Lance N. West
     Title: Senior Managing Director             Title: Senior Managing Director

CENTERBRIDGE CAPITAL PARTNERS               CENTERBRIDGE CAPITAL PARTNERS
STRATEGIC AIV II, L.P.                       AIV III, L.P.

By: Centerbridge Associates, L.P.,          By: Centerbridge Associates, L.P.,
its General Partner                         its General Partner
By: Centerbridge GP Investors, LLC,         By: Centerbridge GP Investors, LLC,
its General Partner                         its General Partner

By:  /s/ Lance N. West                      By:  /s/ Lance N. West
     -------------------------------             -------------------------------
     Name:  Lance N. West                        Name:  Lance N. West
     Title: Senior Managing Director             Title: Senior Managing Director



CENTERBRIDGE CAPITAL PARTNERS               CENTERBRIDGE CAPITAL PARTNERS
STRATEGIC AIV III, L.P.                     STRATEGIC, L.P.

By: Centerbridge Associates, L.P.,          By: Centerbridge Associates, L.P.,
its General Partner                         its General Partner
By: Centerbridge GP Investors, LLC,         By: Centerbridge GP Investors, LLC,
its General Partner                         its General Partner

By:  /s/ Lance N. West                      By:  /s/ Lance N. West
     -------------------------------             -------------------------------
     Name:  Lance N. West                        Name:  Lance N. West
     Title: Senior Managing Director             Title: Senior Managing Director


CENTERBRIDGE ASSOCIATES, L.P.                CENTERBRIDGE GP INVESTORS, LLC

By: Centerbridge GP Investors, LLC,
its General Partner

By:   /s/ Jeffrey H. Aronson                 By:   /s/ Jeffrey H. Aronson
      ----------------------------                 ----------------------------
      Name:  Jeffrey H. Aronson                    Name:   Jeffrey H. Aronson
      Title: Managing Member                       Title:  Managing Member


By:   /s/ Jeffrey H. Aronson                 By:   /s/ Mark T. Gallogly
      ----------------------------                 ----------------------------
      Name: Jeffrey H. Aronson                     Name: Mark T. Gallogly